UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Micron Solutions, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

59511X105

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

CUSIP NO. 59511X105

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Steven D. Heinemann

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 190,543 (1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 190,543 (1)
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 190,543 (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.58%

12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTION BEFORE FILLING OUT

(1)  Includes 143,518 shares of common stock owned by Goose Hill Capital LLC, of which Mr. Heinemann is the sole member.

Item 1(a).	Name of Issuer:

Micron Solutions, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

25 Sawyer Passway Fitchburg, Massachusetts 01420

Item 2(a).	Name of Person Filing:

This statement is filed by Steven D. Heinemann.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

12378 Indian Road
North Palm Beach, Florida 33408

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:

59511X105

Item 3.	Type of Reporting Person:

Not applicable.

Item 4.	Ownership:

The percentages used herein are calculated based upon 2,895,362 shares of Common Stock outstanding (as set forth in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2019 filed on November 14, 2019).

1. Steven D. Heinemann
(a) Amount beneficially owned: 190,543 (1)
(b) Percent of class: 6.58%
(c)(i) Sole power to vote or direct the vote:190,543(1)
(ii) Shared power to vote or direct the vote: -0-
(iii) Sole power to dispose or direct the disposition: 190,543 (1)
(iv) Shared power to dispose or direct the disposition: -0-
(1) Includes 143,518 shares of common stock owned by Goose Hill Capital LLC, of which Mr. Heinemann is the sole member.

Item 5-9	Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2020	/s/ Steven D. Heinemann
Steven D. Heinemann